SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

G. Willi-Food International Ltd. announced that its controlling shareholder, Willi-Food Investments Ltd. (“Willi Investments”), reported today that Emblaze Ltd. had completed its acquisition of shares representing 61.65% of the outstanding shares and 62.21% of the voting rights in Willi Investments. The above-mentioned acquisition was made pursuant to an agreement between Emblaze and Zwi Williger and Joseph Williger, the former controlling shareholders of Willi Investments, and pursuant to a special tender offer made by Emblaze to Willi Investments' shareholders to acquire 5% of the voting rights in Willi Investments.

In connection with the transaction, Haim Gertal resigned from the board of directors, and Emblaze nominated five new board members who were appointed to the board of directors.  The new directors appointed are as follows:

•
Israel Yosef Schneorson, 47, who has served as CEO and a director at BGI  Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of Emblaze Ltd. from August 2013 and served as economic advisor to Mr. Alexander Gronovsky from September 2007 until June 2012 and as CEO and director of ZBI Ltd. a holding company traded in the TASE from August 2012 until April 2014.  Mr. Schneorson attended Rabbincal College of America;

•
Gershon Chanoch Winderboim, 57, who is a real estate and tax attorney at the law firm of Meir Mizrahi & Co.   Mr. Winderboim has a degree in Law from the Shaarey Mishbat College and certified in law from the Bar Ilan University.

•	Shneor Zalman Vigler, 35, is the Assistant of the Chief Rabbi of Odessa and southern Ukraine and Acting Principal of the community institutions.

•
Emil Budilovsky, 44, currently a business development consultant. Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in Ukraine traded on the AIM Market in London from 2012-2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London and a subsidiary of the Fishman Group) from 2010-2012 and CFO of Adama Ukraine Ltd., a real estate developer in Ukraine from 2009-2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University, an MBA from Tel Aviv University and a degree in law from the College of Management and he is a member of the New York Bar.

•	Ilan Cohen, 55, manager of administration of Jerusalem City Hall, Kikar Safra Campus, and other buildings. Mr. Cohen studied architecture at Bezalel.

In addition, Zwi Williger and Joseph Williger have granted to Emblaze irrevocable proxies with respect to their holdings in the Company (up to 6.75% of the Company shares in the aggregate on a fully diluted basis, including shares that may be acquired by Zwi Williger and Joseph Williger upon exercise of options previously granted to them) under which Emblaze is entitled to vote such shares at any of the company's shareholder general meetings.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Raviv Segal
Raviv Segal
Chief Financial Officer

Date: May 7, 2014